September 18, 2008
VIA EDGAR SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Jennifer Riegel, Esq.

Re:	Critical Therapeutics, Inc. Registration Statement on Form S-4 File Number 333-152442
Ladies and Gentlemen:
On behalf of Critical Therapeutics, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 2 is being filed in response to comments contained in the letter dated September 11, 2008 from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Trevor Phillips, Ph.D., the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2.
On behalf of the Company, we advise you as follows:
The Merger, page 94
Background of the Merger, page 94

1.	Please provide more information about the financial models for each company and the pro forma models which were discussed in the March 25, 2008 telephone conference as disclosed on pages 98 and 103.

	Response:	The Company has revised the disclosure on pages 100 through 101 and page 105 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
September 18, 2008

Cornerstone’s Background of the Merger, page 101

2.	It appears that this section which is largely duplicative of the information provided on pages 94 to 101. Please revise to discuss meetings of the board of directors of Cornerstone, meetings between Cornerstone and its financial advisor or any other similar meetings that took place that are materially related to this transaction that have not yet been disclosed.

	Response:	The Company has revised the disclosure beginning on page 104 of Amendment No. 2 in response to the Staff’s comment.
Opinion of Critical Therapeutics’ Financial Advisor, page 112

3.	We are re-issuing prior comment 66 as we note you are qualifying your disclosure by reference to the full text of Lazard’s opinion. Please revise your disclosure in your second paragraph to clarify that your disclosure summaries all material terms of Lazard’s opinion.

	Response:	The Company has revised the disclosure on page 114 of Amendment No. 2 in response to the Staff’s comment.
Selected Publicly Traded Companies Analysis, page 115

4.	We note that in response to prior comment 68, you disclosed the range of the enterprise values for each of the comparable companies selected for review in the analyses. If you are going to disclose a range, please also disclose the median and mean of the range. Alternatively, please disclose each of the enterprise values of the selected companies. Similarly, please revise the Critical Therapeutics’ analyses as appropriate.

	Response:	The Company has revised the disclosure on pages 116 and 118 of Amendment No. 2 in response to the Staff’s comment.
Interests of Cornerstone’s Directors and Executive Officers in the Merger, page 122
Noteholder Agreement with Carolina Pharmaceuticals, page 124

5.	It appears from your response to prior comment 73 that the shares held by Carolina Pharmaceuticals are beneficially owned by Mr. Collard. If true, please revise your tables on pages 9 and 123 to indicate that these shares will also be beneficially owned by Mr. Collard once the note is converted.

	Response:	The Company has revised the disclosure on pages 9 through 10 and page 125 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
September 18, 2008

Critical Therapeutics, Business
Collaborations, page 167

6.	We acknowledge your response to prior comment 77. Please address the following items:
•	Tell us why EITF 02-16 was considered to be the applicable accounting literature for the recognition of the $12 million deferred co-promotion fees. Please tell us how you considered yourself the customer and DEY the vendor in the arrangement, and

•	Provide us with analysis of your gross revenue recognition presentation for the Zyflo and Zyflo Cr product sales. Please refer to EITF 00-19, and

•	Disclose the amount of co-promotion fees paid to DEY for the periods presented.

Response:	The Company supplementally advises the Staff that the Company, in evaluating which model would be appropriate to account for the co-promotion and marketing arrangement, considered three separate models, the financial model as described in Emerging Issues Task Force (“EITF”) Issue No. 88-18 (“EITF 88-18”), the revenue model as discussed in EITF Issue No. 00-21, EITF Issue No. 01-09 and Staff Accounting Bulletin 104, and the vendor model as contemplated in EITF Issue No. 02-16, Accounting for Consideration Received from a Vendor by a Customer (Including a Reseller of the Vendor’s Products) (“EITF 02-16”).

The Company believes that it is appropriate to evaluate this transaction as a vendor model transaction under EITF 02-16. The most important economic aspect of this agreement is that DEY is supplying its sales force to the Company and receiving commission compensation for its efforts, therefore providing services to the Company to assist it in marketing the product. Specifically, DEY will promote and detail ZYFLO and ZYFLO CR in the United States and has agreed to provide a minimum number of details per month to office-based physicians and other health care professionals. In essence, DEY is acting as a contract sales organization providing or selling services to the Company. In return DEY will receive compensation for its efforts in the form of a percentage of net sales that the Company realizes. The Company views the $12 million of upfront payments as a means to finance the start up costs of expanding its sales force and accelerate the commercialization and marketing programs for ZYFLO CR, after FDA approval.

EITF 02-16 addresses the following issues:

The circumstances under which cash consideration received from a vendor by a reseller should be considered (a) an adjustment of the prices of the vendor’s products or services, and therefore, characterized as a reduction of cost of sales when recognized in the reseller’s income

Securities and Exchange Commission
September 18, 2008

statement or (b) an adjustment to a cost incurred by the reseller, and therefore, characterized as a reduction of that cost recognized in the reseller’s income statement or (c) a payment for assets or services delivered to the vendor, and therefore, characterized as revenue when recognized in the reseller’s income statement.

In evaluating this issue, the EITF concluded that cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s services and should, therefore, be characterized as a reduction of cost of sales expense when recognized in the customer’s income statement. In the case of the DEY agreement, the services provided by DEY and the marketing costs associated with the reimbursement are both included in the “sales and marketing” financial reporting line item. By applying this guidance to this situation, since the payment by DEY precedes the services to be performed by DEY and the marketing costs incurred, the accounting model as outlined in EITF 02-16 would require deferral and recognition in the statement of operations as such costs are incurred. The up-front payments serve to reduce co-promotion fees that the Company has paid and will pay to DEY over the 81-month term of the agreement. To implement this model, the Company recorded the $12 million in payments received as a liability and is recognizing the amount over the period that the vendor, DEY, will be performing the services and the costs are incurred.

In reaching the above conclusions, the Company considered alternative views and literature that may apply and determined that a financing model and revenue models referred to above would not be appropriate for this transaction. The financing model of EITF 88-18 does not apply because there is no investor and other elements of the arrangements did not suggest it was a financing. Given that the nature of the arrangement was not the culmination of an earnings process and not the sale of products to DEY, the Company did not consider the revenue model to be appropriate.

In connection with recording revenue under the DEY co-promotion and marketing agreement, the Company reviewed EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (“EITF 99-19”). In EITF 99-19, the EITF discussed the criteria for when a company “should recognize revenue based on (a) the gross amount billed to a customer because it has earned revenue from the sale of the goods or services or (b) the net amount retained (that is, the amount billed to the customer less the amount paid to a supplier) because it has earned a commission or fee.” As discussed by the EITF, it is a matter of judgment that depends on the relevant facts and circumstances for when a company should record “gross” versus “net” revenue. In EITF 99-19, the EITF discussed several factors or indicators that should be considered in the evaluation.

Securities and Exchange Commission
September 18, 2008

As discussed in EITF 99-19, the Company considered the following indicators when considering recording gross revenue:

1. The company is the primary obligor in the arrangement. Whether the supplier or the company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction. If the company is responsible for fulfillment, including the acceptability of the product or services ordered or purchased by the customer, that fact is a strong indicator that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

2. The company has general inventory risk (before customer order is placed or upon customer return). Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return. Evaluation of this indicator should include arrangements between the company and the supplier that reduce or mitigate the company’s risk level.

3. The company has latitude in establishing price. If the company has reasonable latitude, within economic constraints, to establish the exchange price with the customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.

4. The company changes the product or performs part of the service. If a company physically changes the product (beyond its packaging) or performs part of the service ordered by a customer, that fact may indicate that the company is primarily responsible for fulfillment, including the ultimate acceptability of the product component or portion of the total services furnished by the supplier, and that it should record revenue gross based on the amount billed to the customer.

5. The company has discretion in supplier selection. If a company has multiple suppliers for a product or service ordered by a customer and discretion to select the supplier that will provide the product(s) or service(s) ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

Securities and Exchange Commission
September 18, 2008

6. The company is involved in the determination of product or service specifications. If the company must determine the nature, type, characteristics or specifications of the product ordered by the customer, that fact may indicate that the company is primarily responsible for fulfillment and that it should record revenue gross based on the amount billed to the customer.

7. The company has physical loss inventory risk (after customer order or during shipping). Physical loss inventory risk exists if title to the product is transferred to the company at the shipping point (for example, the supplier’s facilities) and is transferred from the company to the customer upon delivery. Physical loss inventory risk also exists if the company takes title to the product after a customer order has been received but before the product has been transferred to a carrier for shipment. This indicator may provide some evidence, albeit less persuasive than general inventory risk, that the company should record revenue gross based on the amount billed to the customer.

8. The company has credit risk. If a company assumes credit risk for the amount billed to the customer, that fact may provide weak evidence that the company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross for that amount. Credit risk exists if the company is responsible for collecting the sales price from the customer but must pay the amount owed to the supplier after the supplier performs, regardless of whether the sales price is fully collected.

Throughout the term of the arrangement the Company remains the primary obligor in the arrangement and is responsible for ZYFLO and ZYFLO CR fulfillment, including the acceptability of the product ordered or purchased by the wholesalers. The Company has general inventory risk because the Company manufactures (through third-party manufacturers) the product and retains title and risk of loss of the product until shipped to the wholesaler. Also, the Company retains back-end inventory risk as a right of return exists.

In accordance with the co-promotion agreement, the Company has latitude in establishing price and therefore retains the risks and rewards of a principal in the transaction. The Company is the sole manufacturer of ZYFLO and ZYFLO CR and the Company has sole discretion in its supplier selection, which indicates that the Company retains the fulfillment responsibility. The Company completed the sNDA for ZYFLO and the NDA for ZYFLO CR and will continue to determine all specifications of the product shipped to third-party wholesalers. In addition, the Company assumes all credit risk for the amount billed to and collected from the wholesalers and is responsible for all amounts owed to the third-party manufactures.

Based on the criteria above, the Company believes that it is appropriate to record the sales from ZYFLO and ZYFLO CR as “gross” revenue. The Company acts

Securities and Exchange Commission
September 18, 2008

as principal in the transaction and retains the risks and rewards of a principal throughout the transaction and should record revenue gross based on the product shipped to wholesalers.

In addition, the Company has revised the disclosure on page 171 of Amendment No. 2 to disclose the amount of co-promotion fees paid to DEY for the periods presented.
Critical Therapeutics, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 231
Financial Operations Overview, page 233
Critical Accounting Policies, page 237
Revenue Recognition, page 237

7.	Please disclose what measures are used to calculate the revenue for the MedImmune and Beckman Coulter arrangements under the proportional performance method. Disclose the adjustments recorded for delays or acceleration in the development of the product, if material, and disclose the method used by management to determine the adjustment.

	Response:	The Company has revised the disclosure on pages 243 and 244 of Amendment No. 2 in response to the Staff’s comment.
Cornerstone’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 263
Critical Accounting Estimates, page 271
Revenue Recognition, page 271

8.	Disclose the credit terms you offer to your customers and, if day’s sales in accounts receivable exceeds your credit terms, fully explain why.

	Response:	The Company has revised the disclosure on page 276 of Amendment No. 2 in response to the Staff’s comment. The Company supplementally advises the Staff that, as of June 30, 2008, days sales in accounts receivable was approximately 32 days and was consistent with the expectations of Cornerstone BioPharma Holdings, Inc. (“Cornerstone”) based on the credit terms offered to its customers.

Securities and Exchange Commission
September 18, 2008

Unaudited Pro Forma Condensed Combined Financial Information, page 310
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 316

9.	To assist investors in analyzing the future prospects of the company, consider including forecast data to present the effect of the supply chain issues experienced in the quarter ended June 30, 2008.

	Response:	The Company has revised the disclosure on pages 332 and 333 of Amendment No. 2 in response to the Staff’s comment.
(2) Purchase Price, page 314

10.	Your determination of the purchase price based on the fair value of Critical Therapeutics’ common stock at April 30, 2008 does not seem to be in compliance with the provisions of SFAS 141(r) - please explain why the use of this measurement date was considered appropriate.

	Response:	The Company respectfully submits that the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141(R), Business Combinations (“SFAS 141(R)”), should not apply to this transaction because the closing date is expected to occur prior to January 1, 2009. SFAS 141(R) is applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, and earlier application is prohibited.

Accordingly, the Company respectfully submits that the applicable accounting literature for determining the purchase price is SFAS No. 141, Business Combinations (“SFAS 141”). Paragraph 22 of SFAS 141 provides that “the quoted market price of an equity security issued to effect a business combination should be used to estimate the fair value of an acquired entity after recognizing the possible effects of price fluctuations, quantities traded, issue costs, and the like.” Paragraph 22 further provides that “the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.”

As acknowledged by the Financial Accounting Standards Board in paragraph B98 of SFAS 141, there is an apparent contradiction between SFAS 141 paragraph 22, under which consideration is determined around the time of announcement, and SFAS 141 paragraph 49, which provides that “[t]he cost of an acquired entity and the amounts assigned to the assets acquired and liabilities assumed shall be determined as of the date of acquisition.” Paragraph B98 states that the guidance in EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination (“EITF 99-12”), is the controlling guidance with respect to reconciling this apparent contradiction. Because the number of shares to be

Securities and Exchange Commission
September 18, 2008

issued by the Company to Cornerstone under the merger agreement is not subject to change, the EITF’s consensus on Issue 1 in EITF 99-12 applies to this transaction. Paragraph 4 of EITF 99-12 states that the EITF reached a consensus on Issue 1 that the purchase price should be determined “based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced,” and not the date of consummation.

Based on this guidance, Cornerstone determined the fair value of the consideration “based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition [were] agreed to and announced.” In considering these market prices, Cornerstone concluded that the appropriate measurement date is April 30, 2008, the day prior to the entry into and announcement of the merger agreement between the Company and Cornerstone. In the context of a reverse merger between a public company and a private company, market prices after the announcement of the merger are not helpful because when the companies announce the merger they generally do not immediately provide any financial information regarding the private company acquirer. Therefore, because the market does not have complete information regarding the acquirer, it cannot truly assess the impact of the merger or the value of the securities to be exchanged. For these reasons, Cornerstone concluded that the appropriate application of SFAS 141 is to use the Company’s closing stock price on April 30, 2008 to value the securities exchanged.

With respect to the pro forma disclosures, Item 11-02(b)(6) of Regulation S-X provides that pro forma adjustments related to the pro forma condensed balance sheet are computed assuming the transaction was consummated as of the date of the pro forma balance sheet (June 30, 2008). Under SFAS 141 and EITF 99-12, regardless of when the merger is consummated, the date of announcement/signing is the date on which the equity to be issued is valued. Therefore, regardless of whether the merger is consummated on June 30, 2008 or October 31, 2008, the valuation of the securities to be issued by the Company should be determined, both for the pro forma disclosures and the actual purchase price accounting, as of April 30, 2008, not as of a later date.
Consolidated Financial Statements, Cornerstone Biopharma Holdings, Inc

11.	Please include consolidated statements of stockholders’ deficit and other comprehensive income/loss in your unaudited interim financial statements. The information may be presented in a note to the financial statements.

	Response:	The Company has revised the disclosure on page F-98 of Amendment No. 2 in response to the Staff’s comment.

Securities and Exchange Commission
September 18, 2008

Consolidated Statement of Operations, page F-54

12.	Refer to your response to comment 106. SAB Topic 11:B allows for the exclusion of depreciation, depletion and amortization of property, plant and equipment from cost of product sales but it does not allow for the exclusion of amortization of product rights from product sales. Please revise your consolidated statements of operations to present the amortization of product rights in cost of product sales as appropriate.

	Response:	For the reasons set forth below, the Company respectfully submits that Staff Accounting Bulletin Topic 11:B (“Topic 11:B”) does allow for the exclusion of amortization of product rights from cost of product sales. In Topic 11:B, the Staff provided guidance on the disclosure of cost of product sales when cost of product sales excludes depreciation and depletion. In such a situation, Topic 11:B provides that the line item for cost of product sales should include a parenthetical stating that cost of product sales is exclusive of depreciation. Although the Staff’s guidance in Topic 11:B was limited to the question of how to present cost of product sales exclusive of depreciation, depletion and amortization of property, plant and equipment, the Staff has also applied its guidance in Topic 11:B to the amortization of product rights with respect to a number of registrants in the biotechnology and pharmaceutical industries. It is the Company’s understanding that in the past the Staff has permitted the exclusion of product rights amortization from cost of product sales so long as the financial statements comply with the guidance set forth in Topic 11:B.

The Staff’s application of its guidance in Topic 11:B to the amortization of product rights is consistent with one of the primary purposes of Topic 11:B, which is to “[a]void placing undue emphasis on ‘cash flow . . . .’ ” For this reason, Topic 11:B states that “depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.” Like depreciation of property, plant and equipment, amortization of product rights is a non-cash expense, and reporting gross profit or operating income before amortization of product rights could, like reporting gross profit or operating income before depreciation, place an undue emphasis on cash flow. Thus, Topic 11:B’s stated purpose of preventing the income statement from placing an undue emphasis on cash flow applies equally to both the presentation of depreciation of property, plant and equipment and the presentation of product rights amortization.

The Company respectfully submits that Cornerstone’s disclosure of amortization of product rights is permitted by and consistent with Topic 11:B and the Staff’s interpretation thereof. Cornerstone’s consolidated statements of operations specifically state in a parenthetical that cost of product sales is exclusive of amortization and depreciation, and these statements do not report gross profit or income before amortization and depreciation. Consistent with the disclosures of a number of registrants in the biotechnology and pharmaceutical industries that

Securities and Exchange Commission
September 18, 2008

have been reviewed by the Staff, Cornerstone has revised its discussion of gross margin in the “Cornerstone’s Management’s Discussion and Analysis and Financial Condition and Results of Operations” (“Cornerstone’s MD&A”) section of Amendment No. 2 to clearly disclose the amount of amortization and depreciation excluded from cost of product sales.

In addition to complying with SAB Topic 11:B, the Company also believes that Cornerstone’s presentation of amortization of product rights is consistent with generally accepted practice and Regulation S-X. When the Commission comprehensively overhauled Regulation S-X in General Revision of Regulation S-X, SEC Rel. No. 33-6233 (1980) (the “Adopting Release”), the Commission explained that the purpose of Article 5 of Regulation S-X was to provide a “skeletal outline and narrative guidance based on generally accepted practice” (emphasis added). It is a generally accepted practice in the pharmaceutical industry to present amortization of product rights separately from cost of product sales.

The Commission also stated in the Adopting Release that “[t]he underlying intent of [Article 5] is to obtain financial statements presented in a coherent, comprehensive and consistent manner which thereby effectively communicate information to users.” Item 5-03 of Regulation S-X prescribes the minimum level of detail that must be included in income statements filed with the Commission. Item 5-03(b) requires separate presentation of the following operating expenses: costs and expenses applicable to sales and revenues; other operating costs and expenses; selling, general and administrative expenses; provision for doubtful accounts and notes; and other general expenses. Consistent with the Commission’s purpose in adopting Article 5, however, Item 5-03(b) does not prohibit the income statement from including additional line items or breaking out line items separately, which is what Cornerstone has done.

In summary, although Topic 11:B only refers to the exclusion of depreciation, depletion and amortization of property, plant and equipment from cost of product sales, it does not, either by its plain language or in its subsequent application by the Staff, preclude the exclusion of other types of amortization from cost of product sales. Instead, Topic 11:B, as interpreted by the Staff, sets forth the requirements with which financial statements must comply if amortization of product rights is excluded from cost of product sales. Cornerstone’s presentation of amortization of product rights is consistent with these requirements, as well as generally accepted practice and Regulation S-X. Accordingly, the Company respectfully submits that Cornerstone’s current presentation of product rights amortization is permissible and appropriate.

Securities and Exchange Commission
September 18, 2008

Consolidated Statements of Cash flows, page F-56

13.	Refer to your response to comment 105. It is uncertain why you consider Auriga to be a related party as defined by SFAS 57, given the small ownership percentages disclosed on page 295. Please change the caption “Amounts due from related parties” within the cash flows from operating activities if you conclude that Auriga is not a related party as defined by SFAS 57.

	Response:	The Company supplementally advises the Staff that the amounts due from related parties in Cornerstone’s consolidated statements of cash flows relate solely to amounts due from Auriga under a 2005 license agreement between Cornerstone and Auriga (the “Original License Agreement”) and a 2006 amended and restated license agreement (the “A&R License Agreement” and, together with the Original License Agreement, the “License Agreements”). At the time Cornerstone entered into the License Agreements with Auriga, Cornerstone concluded that Auriga was a related party to Cornerstone based on Craig Collard’s and Philip Pesin’s ownership and control of Cornerstone and Auriga. As of the effective dates of each of the License Agreements, Mr. Collard was Cornerstone’s president, chief executive officer and majority stockholder, as well as a significant stockholder of Auriga, and Mr. Pesin was Auriga’s chief executive officer, chairman of the board and its largest stockholder, as well as a stockholder of Cornerstone. In addition, as of the effective date of the Original License Agreement, Mr. Collard was a director of Auriga and Mr. Pesin was a director of Cornerstone.

Because Mr. Collard is no longer a director of or significant stockholder in Auriga and Mr. Pesin is no longer a director of Cornerstone, Cornerstone believes that it could conclude that, as a technical matter, Auriga and Cornerstone are no longer related parties. However, because Auriga was a related party to Cornerstone for at least a majority of the periods presented and the royalties Cornerstone received during the periods presented were pursuant to agreements that were entered into while Cornerstone and Auriga were related parties, Cornerstone respectfully submits that it is more appropriate to disclose amounts due from Auriga under the License Agreements as related party transactions in each period presented. This disclosure is consistent with SFAS No. 57, Related Party Disclosures, and provides comparable information so that users of Cornerstone’s financial statements can better understand Cornerstone’s results in each period presented.

Securities and Exchange Commission
September 18, 2008

Notes to Consolidated Financial Statements, page F-58
Note 1: Summary of Significant Accounting Policies, page F-58
Stock-Based Compensation, page F-63

14.	In light of your response to comment 108, please disclose the reasons why it is not practicable to estimate the expected volatility of your share price based on company data as required by paragraph 240(e)(2)(b) of SFAS 123(r). Disclose the names of the companies that you used as comparables.

	Response:	The Company supplementally advises the Staff that Cornerstone has estimated the expected volatility of its share price and has not used the calculated value method under paragraph A240(e)(2)(b) of SFAS 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). In accordance with paragraph A43 of SFAS 123(R), and the Interpretive Response to Question 6 contained in Staff Accounting Bulletin No. 107, Share-Based Payment, Cornerstone identified similar public entities for which share or option price information is available and considered the volatility of those entities’ share prices in estimating the expected volatility. The Company has revised the disclosure on pages F-65 and F-100 of Amendment No. 2 to disclose the peer companies Cornerstone considered.

15.	Please refer to your response to comments 110 and 111. Please include a tabular presentation of all equity instruments granted during the periods presented. For each grant date, disclose the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per equity instrument granted.

	Response:	The Company has revised the disclosure on pages F-75 and F-99 of Amendment No. 2 in response to the Staff’s comment.

16.	With respect to your stock valuations, please clarify that the valuations performed by the board at the time of each issuance date were done contemporaneously. Disclose the significant factors that the board deemed relevant at the time of each issuance date of an equity instrument. Discuss the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist. Please provide in Note 13: Subsequent Events the information in the table for any grants or equity issuances up until the time of effectiveness of your registration statement.

	Response:	The Company supplementally advises the Staff that Cornerstone’s board of directors did obtain a contemporaneous valuation by an unrelated valuation specialist for each equity grant. Although Cornerstone’s board retained a valuation specialist, Cornerstone’s board made an independent, contemporaneous determination of the fair value of each equity issuance. In making its determinations, the board considered, among other things, the underlying facts and circumstances described in the applicable valuation report. Cornerstone has disclosed the material factors considered by the board in the “Critical Accounting

Securities and Exchange Commission
September 18, 2008

Estimates” section of Cornerstone’s MD&A on pages 278 and 279 of Amendment No. 2. The Company supplementally confirms to the Staff that Cornerstone did not issue any equity securities during the six months ended June 30, 2008 and that “Note 13: Subsequent Events” of Cornerstone’s interim unaudited financial statements will include all grants or equity issuances after June 30, 2008 up until the time of effectiveness of the Registration Statement.
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Securities and Exchange Commission
September 18, 2008

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (212) 937-7206 or facsimile at (212) 230-8888. Thank you for your assistance.
Very truly yours,
/s/ Brian A. Johnson
Brian A. Johnson